Exhibit 21.1
Lifecore Subsidiaries
As of September 9, 2006

	State / Country	Percentage of Voting
Name	of Incorporation	Securities Owned

Implant Support Systems, Inc.	Ohio	100%

Sustain, Inc.	California	100%

Lifecore Biomedical SpA	Italy	100%

Lifecore Biomedical GmbH	Germany	100%

Lifecore Biomedical, AB	Sweden	100%

Lifecore Biomedical, SAS	France	100%